Great Western Land and Recreation, Inc.
7373 N. Scottsdale Rd., Suite C-140
Scottsdale, AZ 85253
(480) 949-6007; (480) 949-6009 Fax
June 16, 2006
Ms. Cicely LaMothe
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Great Western Land and Recreation, Inc. Form 10-KSB for the year ended 9/30/05 Filed 12/30/05 File No. 000-18808
Dear Ms. LaMothe:
The following is submitted in response to your question posed in our telephone conference call on May 22, 2006:
QUESTION:
How did the Company determine that the Series A Preferred Stock derivative is “clearly and closely” related to the host?
RESPONSE:
We consulted paragraphs 12a, 60 and 61 of Statement 133 for guidance as follows:
Paragraph12a:
The guidance states that:
“... an imbedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument, if and only if, ...the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics of the host contract.”

Ms. Cicely LaMothe June 16, 2006	Page 2
The company has determined that the lack of a mandatory redemption feature or put that is exercisable by the holder is a significant factor in its determination that the preferred host is more akin to equity than to debt. Moreover, the preferred stock host has only a residual interest in the company.
Paragraph 60:
The broad guidance in paragraph 60 indicates that:
“If the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract. However, most commonly, a financial instrument host contract will not embody a claim to the residual interest in an entity and, thus, the economic characteristics and risks of the host contract should be considered that of a debt instrument.”
We determined that the preferred stock interest represented a residual interest in the company that, only in the event of liquidation, represents a claim on the assets of the company by the holder. The preferred stock would have a claim that has priority to the claims of the common stock; however, as the stock only has a claim in liquidation, the preferred stock should be considered an equity instrument under this guidance.
Paragraph 61:
The detailed guidance in paragraph 61l states that:
“...the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.”
The preferred stock does contain a cumulative dividend rate that increases to a final rate of 7% which by itself would indicate that this feature would be considered more debt-like than equity-like. However, the preferred stock is not mandatorily redeemable. Also, the holders of the preferred stock do not have a redemption provision (put) that they can exercise. As stated, the preferred stock does not have a participating feature other than through conversion to common, but the preferred stock would be considered perpetual because the holder does not have any redemption provisions that can be exercised. Accordingly, we have determined that the preferred stock should be classified as permanent equity rather than as temporary equity.
Overall, the company believes that the lack of a mandatory redemption feature or put that is exercisable by the holder is a more significant factor in the determination of whether

Ms. Cicely LaMothe	Page 3
June 16, 2006
the preferred host is more akin to equity than to debt than the cumulative fixed nature of the dividends. Considering these factors and the fact that the preferred stock host has only a residual interest in the company, has lead us to conclude that the economic and risk characteristics of the conversion feature are clearly and closely related to the preferred stock host.
Based on the foregoing guidance of Statement 133, the embedded conversion feature would therefore not be separated from the host preferred stock and accounted for as an embedded derivative. Additionally, because we have concluded that there is no embedded derivative, we therefore have no further consideration on the materiality issue.
Please contact me if you have any questions or need any additional information in this regard.
Sincerely,
/s/ Daniel J. Regan
Daniel J. Regan
Chief Financial Officer
cc: Mr. Wilson K. Lee